SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

TABLE OF CONTENTS

1.             Copy of notice, dated November 13, 2007, sent to holders of American Depositary Shares of Portugal Telecom with the delivery of American Depositary Shares of PT Multimédia in connection with the spin-off.*

* Expressly incorporated by reference into Portugal Telecom, SGPS, S.A.’s Information Statement furnished to the Securities and Exchange Commission on Form 6-K on October 16, 2007 (SEC File No. 001-13758).

The following notice was included with the PT Multimedia American Depositary Shares sent to holders of Portugal Telecom American Depositary Shares in connection with the spin-off of PT Multimedia:

TO THE HOLDERS OF DEPOSITARY SHARES REPRESENTING ORDINARY SHARES OF

Portugal Telecom

CUSIP # 737273102

Enclosed is your American Depositary Receipt representing your distribution of PT Multimedia American Depositary Shares (“PTM ADSs”). Holders of the ADSs of Portugal Telecom (“PT ADSs”) received these PTM ADSs (CUSIP#69366K207) at the net rate of 0.1408536 new PTM ADS for every 1 PT ADS held as of  close of business on November 1, 2007. You have also received a check for cash-in-lieu of any fractional PTM ADSs.

Please note the following:

PT ADS Record Date - November 1, 2007

PT ADS Payable Date - November 13, 2007

Gross Distribution Rate - 0.176067 PTM ADS for every 1 PT ADS (Before 20% Tax)

Net Distribution Rate - 0.1408536 PTM ADS for every 1 PT ADS (After 20% Withholding Tax)

Cash Rate paid for fractional ADSs of PTM - $13.25 per PTM ADS.

Please Note Important Tax Information Below

Taxable income in respect of your receipt of PTM ADSs and tax basis in your PTM ADSs

As described more fully in the Information Statement, if you are a U.S. tax resident, the PTM ADSs that you have received in respect of the spin-off from Portugal Telecom should be treated as a taxable distribution on your PT ADSs. The Bank of New York Mellon’s custodian in Portugal has advised that the market value of the PT Multimedia shares used as the basis for payment of the 20% Portuguese tax withholding was EUR9.18. As a result, taxable income in the spin-off and your U.S. tax basis in your PTM ADSs should similarly be equal to the market value, in U.S. dollars, of the PT Multimedia shares. A  Form 1099DIV will be provided at year end reporting this distribution.

Using the New York noon buying rate of Euro to U.S. Dollars on Nov. 7, 2007 of 1.4667, the fair market value of the PTM ADSs is equal to $13.464 per ADS. The taxable income in the spin-off and tax basis will be based on the gross ADS distribution rate of 0.176067 PTM ADS per 1 PT ADS held. The Portuguese tax withheld will be based on a rate of $2.6928 per PTM ADS.

For example, a holder of 100 PT ADS would be entitled to 17.6067 PTM ADSs before the 20% Portuguese withholding tax. The holder’s total taxable income in the spin-off and the tax basis of the PTM spin-off ADSs would be 17.6067 X $13.464 = $237.06. The cash value of the Portuguese tax withheld would be 17.6067 X $2.6928 = $47.41 (or $237.06 X 20% = $47.41).

For more information, please see the Information Statement of Portugal Telecom, dated October 15, 2007, that was previously sent to you or that you may obtain from the website of Portugal Telecom at www.telecom.pt. The Information Statement was also submitted to the Securities and Exchange Commission under cover of Form 6-K and is available on the SEC’s website at www.sec.gov. The section entitled “The Spin-Off―Tax Considerations” contains more information about the tax consequences of the spin-off and of the acquisition, ownership and disposition of the PT Multimedia ADSs.

In addition, under the U.S.-Portugal income tax treaty, the Portuguese withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. To apply for reimbursement of the difference between this rate and the 20% withholding tax rate described above, U.S. tax residents must complete, obtain certification of, and submit to the Portuguese tax authorities the proper documentation within two years after November 7, 2007. See “The Spin-Off―Tax Considerations―Portuguese Tax Considerations―Taxation of the Spin-Off” beginning on page 28 of the Information Statement for more information. Please contact your tax advisor if you wish to complete the documentation to claim eligibility for the benefits of the U.S.-Portugal income tax treaty.

IRS Circular 230 disclosure:  To ensure compliance with requirements imposed by the IRS, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under federal, state or local tax law or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Date: November 13, 2007	The Bank of New York Mellon, Depositary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

PORTUGAL TELECOM, SGPS, S.A.
/s/ Nuno Prego
By:
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.